UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)*


                              MDC PARTNERS INC.
          -----------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
          -----------------------------------------------------------
                         (Title of Class of Securities)

                                    552697104
          -----------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2010
          -----------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [_]      Rule 13d-1(b)
        [X]      Rule 13d-1(c)
        [_]      Rule 13d-1(d)

----------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552697104
         ----------


1. Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities only):
                                         LEON G. COOPERMAN
-------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)   [_]
         (b)   [X]
-------------------------------------------------------------------------

3.  SEC  Use  Only

-------------------------------------------------------------------------

4.  Citizenship or Place of Organization:       UNITED STATES
-------------------------------------------------------------------------

Number of               5.  Sole Voting Power:         1,466,600
Shares Bene-
ficially                6.  Shared Voting Power:       -0-
Owned by
Each Report-            7.  Sole Dispositive Power:    1,466,600
ing Person
With                    8.  Shared Dispositive Power:  -0-

-------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

                                          1,466,600
-------------------------------------------------------------------------

10.  Check Box if the Aggregate Amount in Row (9) Excludes
     Certain Shares [_]

-------------------------------------------------------------------------

11.  Percent of Class Represented by Amount in Row (9):         4.98 %

     The beneficial ownership percentage set forth herein has been calculated based on 29,459,856 common shares of the Issuer outstanding on October 29, 2010, as reported on the Issuer's Form 10-Q for the quarter ending September 30, 2010.
-------------------------------------------------------------------------

12.  Type of Reporting Person:

                                               IN
-------------------------------------------------------------------------


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


CUSIP No. 552697104
         ----------


Item 1(a) Name of Issuer:

       MDC PARTNERS INC. (the "Issuer").

Item 1(b) Address of the Issuer's Principal Executive Offices:

         MDC PARTNERS INC.- Legal Department 950 Third Ave.
         New York NY 10022


Item 2(a) Name of Person Filing:

     This statement is filed on behalf of Leon G. Cooperman ("Mr. Cooperman").

     Mr. Cooperman is, among other activities, an investor engaged in investing for his own account.

Item 2(b) Address of Principal Business Office or, if None, Residence:

     The address of the principal business office of Mr. Cooperman is 2700 No. Military Trail, Suite 230, Boca Raton FL 33431.

Item 2(c) Citizenship:

     Mr. Cooperman is a United States citizen;

Item 2(d) Title of Class of Securities:

     Common Stock (the "Shares")

Item 2(e) CUSIP Number: 552697104


Item 3. If this statement is filed pursuant to Sections 240.13d- 1(b) or 240.13d-2(b) or (c):

     This Item 3 is not applicable.


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


CUSIP No. 552697104
         ----------


Item 4.  Ownership:

Item 4(a)(b) Amount Beneficially Owned and Percent of Class:

     Mr. Cooperman is the beneficial owner of 1,466,600 Shares, which constitutes approximately 4.98 % of the total number of Shares outstanding.

Item 4(c) Number of Shares as to which such person has:

(i)     Sole power to vote or to direct the vote:                1,466,600

(ii)    Shared power to vote or to direct the vote:                -0-

(iii)   Sole power to dispose or to direct the disposition of:   1,466,600


(iv)    Shared power to dispose or to direct the disposition of:   -0-


Item 5. Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent o the class of securities, check the following: [X]


Item 6. Ownership of More than Five Percent on Behalf of Another Person:

     This Item 6 is not applicable.

CUSIP No. 552697104
         ----------


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

     This Item 7 is not applicable.


Item 8. Identification and Classification of Members of the Group:

     This Item 8 is not applicable.


Item 9. Notice of Dissolution of Group:

     This Item 9 is not applicable.


Item 10. Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED: February 7, 2011 as of December 31, 2010


LEON G. COOPERMAN

By /s/ ALAN M. STARK
  ------------------
  Alan M. Stark
  Attorney-in-Fact
Power of Attorney on file


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


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